Exhibit 99.1

Cash Store Financial Obtains Stay Extension and Court Approval of Additional DIP Financing

EDMONTON, May 21, 2014 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial" or the "Company") (TSX: CSF) announced today that the Ontario Superior Court of Justice (Commercial List) ("Court") has granted an Order extending the stay of proceedings in Cash Store Financial's proceedings under the Companies' Creditors Arrangement Act ("CCAA") to June 17, 2014.

The Court also authorized the Company and its subsidiaries to enter into an amended and restated debtor-in-possession ("DIP") financing agreement ("Amended DIP Agreement") pursuant to which an aggregate amount of up to $14.5 million will be available to the Company to permit it to continue operations during the CCAA proceedings. The Amended DIP Agreement contains an extension option that will permit Cash Store Financial, with the consent of the DIP Lenders, to increase the amount of DIP financing available under the Amended DIP Agreement to a total amount of $16.5 million, subject to the terms and conditions of the agreement.  In accordance with the terms of the Amended DIP Agreement, Cash Store Financial has repaid $8.5 million to the DIP Lenders from the proceeds of certain tax refunds received by the Company.  This amount cannot be re-borrowed.  The total amount of new funding available under the Amended DIP Agreement is $6 million plus an additional $2 million if the extension option is exercised in accordance with its terms.

Continued protection under the CCAA and the new financing available under the Amended DIP Agreement will provide Cash Store Financial with additional time and stability to continue its restructuring under the CCAA, with the assistance of the Court-appointed Chief Restructuring Officer of the Company ("CRO"), the Court-appointed Monitor and the Court. Cash Store Financial is committed to completing its restructuring process quickly and efficiently. The Company remains open for business and its branches continue to operate.

Further details concerning the Company's restructuring can be obtained from the CRO, William Aziz, at baziz@bluetreeadvisors.com.  Further details regarding the CCAA proceedings are available on the Monitor's website at http://cfcanada.fticonsulting.com/cashstorefinancial/.

About Cash Store Financial

Cash Store Financial operates 506 branches across Canada under the banners "Cash Store Financial" and "Instaloans". Cash Store Financial also operates 27 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the "Freedom" card) and a prepaid credit card (the "Freedom MasterCard") as well as other financial services, including bank accounts.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store". Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Forward Looking Statements:
This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Cash Store Financial. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations, include, but are not limited to, any decision of the Ontario Superior Court of Justice in the CCAA proceedings that is adverse to Cash Store Financial, the inability of Cash Store Financial to fulfill the conditions to funding under any DIP financing agreement to be entered into by Cash Store Financial, and other factors that could affect Cash Store Financial's ability to continue its operations during the CCAA proceeding, including the factors that are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended September 30, 2013 dated December 11, 2013 filed by The Cash Store Financial with the Canadian securities commissions (available on SEDAR at www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three months ended December 31, 2013. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

SOURCE The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information:

William Aziz, Chief Restructuring Officer, at baziz@bluetreeadvisors.com

CO: The Cash Store Financial Services Inc.

CNW 01:01e 21-MAY-14